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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of Abril 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers Seven Commercial and Eight Executive Jets in 1Q23

•	Total deliveries were 7% higher compared to the same period in 2022
•	On March 31, the backlog reached US$ 17.4 billion

São José dos Campos - Brazil, April 26, 2023 – Embraer (NYSE: ERJ; B3: EMBR3) delivered a total of 15 jets in the first quarter of 2023, of which seven were commercial aircraft and eight were executive jets (six light and two large). This total volume represents 7% growth compared to the same period of the previous year. As of March 31, the firm order backlog totaled USD 17.4 billion.

This first quarter was marked by the confirmation that for the 11th consecutive year, Embraer's Phenom 300 series remains the best-selling light jet in the world, according to the General Aviation Manufacturers Association (GAMA). Embraer delivered 59 Phenom 300 series light jets in 2022 to achieve this milestone, and to date, the series has accrued more than 700 deliveries. The Phenom 300MED, a unique Medevac solution, received Supplemental Type Certificate (STC) from the U.S. Federal Aviation Administration (FAA) and the European Union Aviation Safety Agency (EASA) this quarter as well.

In the Services & Support segment, Embraer announced the signing of a services contract with the Philippine Air Force (PAF) to support the country's A-29 Super Tucano fleet. The deal will support more than 200 A-29 components. The company also revealed three new customers for the use of Beacon, the maintenance coordination digital platform that connects resources and professionals for a faster return-to-service.

Air New Zealand and Embraer signed a collaboration agreement for next-generation sustainable aircraft programs, expanding the membership of Embraer's Energy Advisory Group. Embraer Defense & Security held an exhibition of its portfolio of products and innovative solutions in the European, Asian and Middle East markets, prior to the recent announcements made at LAAD, the main defense and security fair in Latin America.

About Embraer

A global aerospace company headquartered in Brazil, Embraer (NYSE: ERJ; B3: EMBR3) has businesses in Commercial and Executive aviation, Defense & Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services & Support to customers after sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	**568**	**568**	**-**
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIAF (Egypt)	3	3	-
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Hainan (China)	50	50	-
Hebei (China)	6	6	-
JAL (Japan)	14	14	-
JetBlue (USA)	64	64	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	21	21	-
NAC / Jetscape (USA)	9	9	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations